Exhibit 99.1

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-held Company NOTICE TO SHAREHOLDERS

Annual and Extraordinary Shareholders’ General Meeting to be held on April 30, 2021

Withdrawal of Request for Adoption of the Multiple Voting Process

and

Amendment to the slate nominated by the Board of Directors

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in addition to the Notice to Shareholders disclosed this morning, hereby informs that the shareholders Meraki Equity Hedge Master Fim CP IE, Meraki Long Biased Fim IE, Clique Master FIA, Evolution Fia Inv no Exterior, Mistyque Teens Fundo de Investimentos em Ações, Fundo de Investimento em Ações Mistyque, Vinci Gas Fundo de Investimento em Ações, Vinci Gas Fundo de Investimento em Ações – FHS, SPX Nimitz Master FIM, SPX Raptor Master FI Ext MM CP, SPX Patriot Master FIA, SPX Falcon Master FIA, SPX Apache Master FIA, SPX Lancer Previdenciário FIM, SPX Nimitz Master Geral FI Multimercado, Canadian Eagle Portfolio LLC. (RV), Polo Fundo de Investimento em Ações, Polo Norte Master FIM, Polo Long BIAS Master Fundo de Investimento Multimercado and Polo Macro Fundo de Investimento Multimercado informed the Company, on this date, by means of a joint letter, of the waiver and withdrawal of the request for the adoption of a multiple vote process for the election of the members of the Board of Directors to be held at the Annual and Extraordinary Shareholders’ General Meeting on April 30, 2021 (the “AEGM”). Therefore, there is no request for the adoption of a multiple vote process in effect.

Oi also informs that, on this date, Mr. Marcelo Pavão Lacerda, who was part of the slate nominated by the Company’s Board of Directors for the election, as disclosed in the Management Proposal for the AEGM, submitted to the Board his resignation as candidate belonging to the aforementioned slate.

In light of the resignation and the provisions of article 22 of the Bylaws, OI’s Board of Directors has nominated Mr. Mateus Affonso Bandeira, who is already a member of the current Board, as candidate for the slate, thus replacing Mr. Marcelo Pavão Lacerda. The information about Mr. Mateus Affonso Bandeira is attached to this Notice to Shareholders.

Given the above facts, the Company informs that the election of the Board of Directors during the AEGM shall be done through a slate system and that the slate nominated by Oi’s Board of Directors is formed by the following candidates: Armando Lins Netto, Claudia Quintella Woods, Eleazar de Carvalho Filho, Henrique José Fernando Luz, Luís Maria Viana Palha da Silva, Marcos Bastos Rocha, Marcos Grodetzky, Maria Helena dos Santos Fernandes de Santana, Mateus Affonso Bandeira, Paulino do Rego Barros Jr and Roger Solé Rafols.

The Company will keep its shareholders and the market informed about the matters addressed in this Notice to Shareholders.

Rio de Janeiro, April 28, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

CLEARANCE DECLARATION

I, Mateus Affonso Bandeira, Brazilian, married, holder of the Identity Card RG No. 703917952-3, registered with the CPF No. 572.483.970-91, resident and domiciled at Rua Barão de Ubá 401, apartment 1102, Bela Vista, Porto Alegre–RS, Post Code 90450-090, on the terms of Article 2 of the CVM Instruction No. 367/02, hereby declare, under penalty of the law, that if I am elected as a member of the Board of Directors of OI S.A., I will be able to sign the Instrument of Investiture to which the previously mentioned regulation refers, attesting that: (i) I have not been impeded by special law, or convicted for prevarication, bribery, extortion, graft or embezzlement crime against the popular economy, public faith or property, or to a criminal penalty that prohibits, even temporarily, access to public office, as provided in the 1st paragraph of article 147 of Law No. 6,404/76; (ii) I have not been convicted to a suspension or temporary ineligibility penalty applied by the Comissão de Valores Mobiliários (CVM), which would make me ineligible for management positions in publicly-held companies, as established in the 2nd paragraph of article 147 of Law No. 6,404/76; (iii) to the best of my knowledge, I comply with the requirement of unblemished reputation established by paragraph 3 of article 147 of Law No. 6,404 / 76; and (iv) I hold no position in a company which may be considered a competitor of the company, and I do not have or represent any conflicting interests with that of the company, on the terms of the items I and II of the 3rd paragraph of article 147 of Law No. 6,404/76.

I hereby declare, under penalty of the law, pursuant to article 10 of ICVM No. 481/09 (as amended by ICVM No. 561/15) and items 12.9 and 12.10 of the Reference Form (Formulário de Referência) included in Annex 24 of ICVM No. 552/14, I do not have any marital relationship, stable union or kinship up to the 2nd degree with OI S.A. directors, its subsidiaries and its parent companies, as well as I do not have any relationship of subordination, provision of services or control, in the last three years, with a parent company, indirect or direct controller, supplier, client, debtor or creditor of OI S.A.

Porto Alegre, April 26, 2021.

/s/

________________________________

Mateus Affonso Bandeira

CPF: 572.483.970-91

Oi S.A.

Items 12.5 to 12.10 of the Reference Form (formulário de referência)

Candidate nominated as Board Member

12.5. Registration data and professional experience:

Name	Date of Birth	Age	Profession
Mateus Affonso Bandeira	06/07/1969	51	Systems Analyst
CPF or Passaport (PAS)	Elective Position Held	Election Date	Election Date
572.483.970-91	Board Member	04/30/2021	04/30/2021
Term	Other Positions and Functions in the Company	Elected by the Parent Company
1 year	None	No
Is an Independent Member?		Number of Consecutive Mandates
Yes		Not applicable
Professional Experience
Mateus Affonso Bandeira served as CEO and managing partner of Falconi, Brazil’s largest management consultancy company, from January, 2011 to March, 2017, having led the implementation of the partnership model and internationalization, with the opening of companies in the USA and Mexico. Previously, he was Banrisul’s CEO and investor relations officer. He also served as planning and management state secretary from the Yeda’s Government, among other public offices. He holds a bachelor’s degree in computer science from the Universidade Católica de Pelotas, he worked as systems analyst, IT manager and CIO. He became a state civil servant, working at the Treasury Office of the State of Rio Grande do Sul. After working at the Ministry of Finance and the Federal Senate, he led the Treasury of the State of Rio Grande do Sul in 2007, and in 2008 took over the Department of Planning and Management. The 3-year period in which he was in charge of the Treasury and Planning, from 2007-2009, was the only surplus period in four decades of the Government in Rio Grande do Sul. In 2010, he assumed the presidency of Banrisul (where he was a member of the board of directors since 2008). He resigned his mandate in 2011 after the best year in Banrisul’s history in terms of efficiency and profitability. From 2011 to 2017, he was partner-president of Falconi-Consultores de Resultados, the largest management consultancy company in Brazil at the time. He led the corporate restructuring that transformed the company into a partnership, and led its internationalization, opening offices in the USA and Mexico. Mr. Bandeira holds postgraduate degrees in finance and management from FGV and UFRGS and an MBA from The Wharton School – University of Pennsylvania. He also completed the executive program OPM – Owner and President Management Program at Harvard Business School. In recent years, he has been a member of the boards of directors of Banrisul, Banco Pan, Terra Santa Agro and PDG. He is currently a board member of Hospital Moinhos de Vento (since 2017), BR Distribuidora (since 2019) and Oi, since October 2020.
Statement of Possible Convictions

Mateus Affonso Bandeira, has no criminal conviction, no conviction in a CVM administrative proceeding, nor any unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the practice of professional or commercial activity.

12.6. Percentage of Participation in Board Meetings in the last year, carried out by the respective body that occurred after the election:

Member	Participation in meetings (%)
Mateus Affonso Bandeira	Not applicable

12.7 The information mentioned in item 12.5 regarding the members of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if these committees or bodies are statutory:

Not applicable, since, at the moment, the candidate does not participate in any of the committees of the Company.

12.8 Information about participation as a member of the statutory committees, as well as of the audit, risk, financial and compensation committees:

Not applicable, since, at the moment, the candidate does not participate in any of the committees of the Company

12.9 Information about the existence of marital relationship, steady union or kinship up to third degree between:

a.                       Company directors

There is no family relationship between the appointed board members.

b.                      (i) Company directors and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the appointed directors and the officers and directors of companies controlled directly or indirectly by the Company.

c.                       (I) managers of the Company or of its direct or indirect controlled entities and (ii) direct or indirect controlling persons of the Company

There is no family relationship between the appointed directors and the Company’s controlling shareholders.

d.                      (i) officers of the Company and (ii) officers of direct or indirect subsidiaries of the Company

There is no family relationship between the appointed directors and the members of the fiscal council of the companies controlled directly or indirectly by the Company.

12.10. Information on the relationships of subordination, services provision or control maintained, in the last 3 years, between the directors of the Company

a.                       a company, directly or indirectly, controlled by the Company

Not applicable, since there are no subordinate, service provision or control relationships between the appointed Director, the Company and the Company’s controlling shareholders.

b.                       direct or indirect controlling shareholder of the Company

Not applicable, since there are no subordinate, service provision or control relationships between the appointed Director, the Company and the Company's controlling shareholders.

c. if relevant, supplier, client, debtor or creditor of the Company, its subsidiary, controlling companies or subsidiaries of any of these persons

Not applicable, since there are no subordinate, service provision or control relationships between the appointed Director, the Company, its subsidiary and the Company’s controlling shareholders.

/s/

_____________________________________

Mateus Affonso Bandeira